UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-34244

HUDBAY MINERALS INC.
(Translation of registrant’s name into English)

25 York Street, Suite 800
Toronto, Ontario
M5J 2V5, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ]                    Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]                     No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____________________________

EXPLANATORY NOTE

On March 29, 2021, Hudbay Minerals Inc. (“Hudbay”) filed on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com the following documents: (1) NI 43-101 Technical Report - Lalor and Snow Lake Manitoba, Canada, (2) Certificate of Qualification - Olivier Tavchandjian - Snow Lake Operations, (3) Consent of Qualified Person - Olivier Tavchandjian - Snow Lake Operations, (4) NI 43-101 Technical Report - Constancia Mine, Cuzco, Peru, (5) Certificate of Qualification - Olivier Tavchandjian - Constancia Mine, Cuzco and (6) Consent of Qualified Person - Olivier Tavchandjian - Constancia Mine, Cuzco.

Copies of the filings are attached to this Form 6-K and incorporated herein by reference, as follows:

  Exhibit 99.1 — NI 43-101 Technical Report - Lalor & Snow Lake Manitoba, Canada

  Exhibit 99.2 — Certificate of Qualification - Olivier Tavchandjian - Snow Lake Operations

  Exhibit 99.3 — Consent of Qualified Person - Olivier Tavchandjian - Snow Lake Operations

  Exhibit 99.4 — NI 43-101 Technical Report - Constancia Mine, Cuzco, Peru

  Exhibit 99.5 — Certificate of Qualification - Olivier Tavchandjian - Constancia Mine, Cuzco

  Exhibit 99.6 — Consent of Qualified Person - Olivier Tavchandjian - Constancia Mine, Cuzco

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUDBAY MINERALS INC.
(registrant)

By:	/s/ Patrick Donnelly
Name:	Patrick Donnelly
Title:	Vice President and General Counsel

Date: March 30, 2021

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description

99.1	NI 43-101 Technical Report - Lalor & Snow Lake Manitoba, Canada
99.2	Certificate of Qualification - Olivier Tavchandjian - Snow Lake Operations
99.3	Consent of Qualified Person - Olivier Tavchandjian - Snow Lake Operations
99.4	NI 43-101 Technical Report - Constancia Mine, Cuzco, Peru
99.5	Certificate of Qualification - Olivier Tavchandjian - Constancia Mine, Cuzco
99.6	Consent of Qualified Person - Olivier Tavchandjian - Constancia Mine, Cuzco